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                                                                   EXHIBIT I-1

                             PROPOSED FORM OF NOTICE

                   VERMONT YANKEE NUCLEAR POWER CORPORATION

      Vermont Yankee Nuclear Power Corporation ("Vermont Yankee"), 185 Old Ferry Road, Brattleboro, VT 05703, a subsidiary of National Grid USA, National Grid Group plc and Northeast Utilities, registered holding companies, have filed a Declaration under Section 12(c) of the Act and Rules 42 and 46 thereunder.

      Vermont Yankee operated a boiling water nuclear powered electric generating plant in Vernon, Vermont (the "Plant") from 1972 to July, 2002, when the Plant was sold. See Commission File Nos. 70-10025, 70-10033 and 70-10070. Vermont Yankee, having sold substantially all its assets and anticipating a decreased level of business operations in the future, proposes to declare and pay one or more dividends out of capital in the aggregate amount of up to $43,000,000 in order to reduce its equity capital to a level more commensurate with its activities. Vermont Yankee intends to declare and pay these aggregate dividends in one or more steps over the next year, with all such dividends to be declared and paid by December 31, 2003. In addition, Vermont Yankee proposes to offer to repurchase and to repurchase, again out of available cash, the shares of its Common Stock held by its Non-Vermont Sponsors (defined below) at their then stated value, currently estimated to be $23.03 per share at the time of repurchase, as the final step in the restructuring mandated for those utilities designed to disengage them from nuclear generation. Vermont Yankee also intends to carry out this repurchase transaction in one or more steps over the next year, with all such repurchases to be completed by December 31, 2003. Thereafter, Vermont Yankee will maintain minimum equity until it ultimately prepares to liquidate and wrap up its affairs. This planned dividend issuance and stock repurchase activity is in accordance with the order of the Vermont Public Service Board in Docket 6345 in approving the sale of the Vermont Yankee Nuclear Power Corporation assets.

      As a single purpose utility corporation, Vermont Yankee's economic life has been, and will continue to be, primarily keyed to the operating licensed life (March 21, 2012) of the Plant. The present equity capital of $ 57,249,189 (as of September 30, 2002) was appropriate so long as Vermont Yankee owned and operated substantial generating assets. However, after the closing of the sale of the Plant, Vermont Yankee has become a pass-through entity for the purchase and resale at wholesale of the output of the Plant. Because less capital funds will be required to amortize any of the remaining regulatory assets or to fund any of those remaining end of life obligations, Vermont Yankee believes that appropriate steps should be taken to reduce Vermont Yankee's outstanding equity contemporaneously with its write-down of its assets. Thus, it proposes to declare and pay dividends and repurchase shares of its common stock as described above.

      No other state or Federal agency has jurisdiction over this proposed transaction.

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